Exhibit 2

24 May 2016

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 24 May 2016 it purchased 19,070 of its ordinary shares at a price of 1588.3158 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 37,833,433 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,292,198,509 (excluding shares to be held in treasury).